Exhibit 99.1

Rogers Communications Inc. Commences Exchange Offer for Notes Issued in Connection with Prior Private Offering

TORONTO, June 23, 2023 - Rogers Communications Inc. (“Rogers”) today announced that it has commenced its offer to eligible holders to exchange (the “Exchange Offer”) any and all of the US$7,050,000,000 aggregate principal amount of its outstanding senior notes previously issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), as set forth in the table below (the “Restricted Notes”), for an equal principal amount of new notes registered under the Securities Act (the “Exchange Notes”).

The following table sets forth the outstanding aggregate principal amount of each series of Restricted Notes. The Exchange Offer consists of an offer to exchange up to the entire aggregate principal amount of each series of Restricted Notes for an equal principal amount of the corresponding series of Exchange Notes.

The terms of the Exchange Notes to be issued in the Exchange Offer are substantially identical to the terms of the corresponding series of Restricted Notes, except that the Exchange Notes will be registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the Restricted Notes will not apply to the Exchange Notes. The Exchange Notes will represent the same debt as the Restricted Notes, and Rogers will issue the Exchange Notes under the same indenture that governs the applicable series of Restricted Notes.

Title of Series of Notes	Aggregate Principal Amount Outstanding		CUSIP	ISIN
2.95% Senior Notes due 2025	US$	1,000,000,000	775109 CA7 / C7923Q AE8	US775109CA78 / USC7923QAE82
3.20% Senior Notes due 2027	US$	1,300,000,000	775109 CB5 / C7923Q AF5	US775109CB51 / USC7923QAF57
3.80% Senior Notes due 2032	US$	2,000,000,000	775109 CC3 / C7923Q AG3	US775109CC35 / USC7923QAG31
4.50% Senior Notes due 2042	US$	750,000,000	775109 BZ3 / 7923Q AD0	US775109BZ39 / USC7923QAD00
4.55% Senior Notes due 2052	US$	2,000,000,000	775109 CD1 / C7923Q AH1	US775109CD18 / USC7923QAH14

Rogers will accept for exchange any and all Restricted Notes validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on July 25, 2023 (the “Expiration Date”), unless extended. Prior to the Expiration Date, tenders of Restricted Notes may be withdrawn according to the procedures described in the Prospectus (as detailed below). The settlement date will be promptly after the Expiration Date and is expected to be within two business days after the Expiration Date.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Restricted Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in the Exchange Offer before the deadlines specified herein and in the Prospectus. The deadlines set by each clearing system for the submission and withdrawal of exchange instructions will also be earlier than the relevant deadlines specified herein and in the Prospectus.

The Exchange Offer is being made pursuant to the terms and subject to the conditions set forth in a prospectus contained within our registration statement on Form F-10 filed with the Securities and Exchange Commission on June 20, 2023 (as the same may be amended or supplemented, the “Prospectus”). The complete terms and conditions of the Exchange Offer, including instructions regarding procedures for tendering Restricted Notes, are described in the Prospectus and related letter of transmittal, copies of which may be obtained by contacting The Bank of New York Mellon, the exchange agent in connection with the Exchange Offer, at 314-414-3034 or CT_REORG_UNIT_ INQUIRIES@bnymellon.com

This press release is for informational purposes only. This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Exchange Offer is being made solely pursuant to the terms and conditions of the Prospectus, the related letter of transmittal and the other related materials and only to such persons and in such jurisdictions as is permitted under applicable law.

About Rogers Communications Inc.

Rogers is Canada’s leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Caution Concerning Forward-Looking Statements

This press release may include “forward-looking information” within the meaning of applicable securities laws. We caution that forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A comprehensive discussion of risks associated with forward-looking information can be found in Rogers’ public reports and filings, including the risks outlined in the section entitled “Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis of our audited consolidated financial statements as at and for the year ended December 31, 2022, and in the section entitled “Updates to Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis of our unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2023, which are available under our profile at www.sedar.com, and in the section entitled “Risk Factors” in the Prospectus.

For more information:

Rogers Communications media contact

Sarah Schmidt

647.643.6397

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647.435.6470

paul.carpino@rci.rogers.com